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MARCH 26, 2001                                                  NYSE SYMBOL: ITP
                                                                 TSE SYMBOL: ITP


                          INTERTAPE POLYMER GROUP INC.
                             ANNOUNCES DECEMBER 2000
                                 ANNUAL RESULTS

                            (stated in U.S. dollars)
                   (reported using Cdn GAAP other than noted)

                              2000 ANNUAL RESULTS
                              -------------------
                                      2000                     1999
     SALES                     $654.0 million             $570.0 million
     NET INCOME                $ 33.4 million             $  8.1 million

Montreal, Quebec, Canada -- March 26, 2001 -- Intertape Polymer Group Inc. (IPG) a leader in the packaging industry, announced today the results for its fiscal year ending December 31, 2000. Details of the annual results are as follows:

Revenue for the year 2000 was $654.0 million compared to $570.0 million for 1999, an increase of 14.7%. The increase in revenue was derived from a combination of organic growth and the acquisition of United Tape Company in the third quarter 2000.

EPS for the twelve-month period ending December 2000, under both US and Canadian GAAP, was US$1.18 as compared to US$0.29 for the same period ending 1999. On a fully diluted basis, EPS under Cdn and US GAAP were US$1.16 compared to $0.28 for both Cdn and US GAAP in the same period last year.

Melbourne F. Yull, Intertape's Chairman and Chief Executive Officer stated "The Company's overall results during the year 2000 were satisfactory. We grew our business and eliminated all the residual integration and systems issues related to 1999 and 2000. There was a distinct economic slowdown in December, and the current economy remains uncertain with inventory adjustments being made throughout our industry."

For the year ended December 31, 1999 the Company had recorded reserves in the amount of $9.7 million for anticipated losses associated with the systems and other integration issues applicable to trade receivables and inventory. As previously disclosed, these problems continued to effect operations during the first three quarters of 2000. Consequently, during the fourth quarter of 2000 the Company recorded further net reserves of $9.5 million.

In this regard, Management is fully confident that no further reserves for losses will be required in the future.

Had these additional net reserves not been required, fourth quarter earnings before income taxes would have been $4.9 million and net earnings would have been $5.7 million or $0.20 basic earnings per share (EPS).
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IPG also announced that it has reached an agreement in principle with The
Toronto Dominion Bank and Comerica Bank on the terms of new financing of up to US $175 million. This new facility will be used to repay the Company's existing bank indebtedness of $127.3 million (as at December 31, 2000), to retire $8 million Series 3 Notes maturing June 1, 2001 and for general corporate purposes. The new credit facility will be syndicated.

Commenting on this development, Mr. Yull added "The new credit facility will provide IPG with excellent financial flexibility and position the Company for future growth and expansion."

Andrew M. Archibald, C.A., Chief Financial Officer, stated "We appreciate the continued support and confidence of our bankers. The Senior Unsecured Notes will represent 65% of the Company's total debt at fixed interest rates averaging 7.30%. The balance of IPG's interest bearing debt will be based on Libor at varying spreads. Management anticipates that the Company's total interest costs for the year 2001 will not exceed that of the year 2000 as borrowing requirements are reduced.

The exchange rate at December 31, 2000 was Cdn. $1.5071 = U.S. $1.00.

The Company will hold a Conference Call on Tuesday, March 27, 2001 at 10:30 a.m. EST to discuss its business performance. The Conference Call can be accessed by dialing 1-888-303-1861, mention access code 18309701. A replay of the call will be available until Tuesday, April 3, 2001 at 12:30 p.m. EST. To access the playback, dial 1-800-633-8284 for North America domestic or 858-812-6440. Mention access code 18309701. The Company will simultaneously Web Broadcast its Conference Call. Access the Web Cast via Intertape Polymer Group's web site at: www.intertapepolymer.com/report.html.

Intertape Polymer Group Inc. develops, manufactures and markets a wide variety of specialized polyolefin plastic and paper based packaging products and systems for industrial and retail use. The Company was founded in 1981 and is based in Montreal, Quebec and Sarasota, Florida with manufacturing facilities in twenty North American and European locations.

This release contains statements that are forward-looking within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company's actual results in future periods to differ materially from forecasted results or forward-looking statements. Those risks and uncertainties include, but are not limited to:

(bullet) risks associated with pricing, volume and continued strength of markets where the Company's products are sold.

(bullet) actions of competitors as are described in the Company's filings with the Securities and Exchange Commission (SEC) over the last twelve months.

(bullet) the Company's ability to successfully integrate the operations and information systems of acquired companies with its existing operations, and information system, including risks and uncertainties relating to its ability to achieve projected earnings estimates, achieve administrative and operating cost savings and anticipate synergies.

(bullet) the effect of competition on the Company's ability to maintain margins on existing or acquired operations.

The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

FOR FURTHER INFORMATION CONTACT:        Melbourne F. Yull
                                        Chairman and Chief Executive Officer
                                        Intertape Polymer Group Inc.
                                        Tel: (514) 731-0731
                                        E-mail: itp$info@intertapeipg.com
                                        Web: www.intertapepolymer.com
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INTERTAPE POLYMER GROUP INC.
CONSOLIDATED EARNINGS
(Unaudited) in U.S. Dollars



                                                                          For the three months              For the period
                                                                           ended December 31,              ended December 31,
                                                                        -----------------------       -------------------------
                                                                         2000             1999            2000           1999
                                                                         ----             ----            ----           ----
Sales                                                                    150,970         153,773         653,915         569,947
Cost of sales                                                            121,305         143,125         500,547         445,322
Gross profit                                                              29,665          10,648         153,368         124,625
                                                                           19.65%           6.92%          23.45%          21.87%
Selling, general and administrative expenses                              23,863          33,355          83,092          85,330
Amortization of goodwill                                                   1,805           1,535           6,540           5,451
Research and development                                                   1,302           1,319           5,109           3,901
Financial expenses                                                         7,213           6,193          27,205          22,149
Gain on sale of interest in joint venture                                      0               0          (5,500)              0
                                                                          34,183          42,402         116,446         116,831

Earnings before income taxes                                              (4,518)        (31,754)         36,922           7,794
Income taxes                                                              (8,103)        (11,773)          3,500            (304)
Net earnings for the period                                                3,585         (19,981)         33,422           8,098
Retained earnings -- beginning of period                                 114,550         110,270          88,422          85,184
Dividends                                                                      0               0          (3,006)         (2,993)
Premium on purchase for cancellation of common shares                     (1,169)         (1,867)         (1,872)         (1,867)

Retained earnings -- end of period                                       116,966          88,422         116,966          88,422

Earnings per share -- Cdn GAAP                                             $0.13           (0.71)         $ 1.18          $ 0.29
Earnings per share -- Cdn GAAP Fully diluted                               $0.13           (0.71)         $ 1.16          $ 0.28
Earnings per share -- U.S. GAAP                                            $0.13           (0.71)         $ 1.18          $ 0.29
Earnings per share -- US GAAP Fully diluted                                $0.13           (0.71)         $ 1.16          $ 0.28
Average number of shares outstanding during the period
  Canadian GAAP                                                       28,380,530      28,356,241      28,328,114      27,679,385
  Canadian GAAP -- Fully diluted                                      28,565,564      28,320,327      28,715,852      28,594,808
  U.S. GAAP                                                           28,380,530      28,356,241      28,328,114      27,679,385
  U.S. GAAP -- Fully diluted                                          28,565,564      28,320,327      28,715,852      28,594,808



Note: In the 4th quarter of 2000, Canadian GAAP adopted the US GAAP definition of the fully diluted earnings per share retroactively



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INTERTAPE POLYMER GROUP INC.
CONSOLIDATED BALANCE SHEET
(Unaudited) in U.S. Dollars


                                                            As at December 31,
                                                           --------------------
                                                             2000          1999
                                                             ----          ----
                            ASSETS
Current Assets
Trade receivables                                           97,478        83,120
Other receivables                                           11,659        17,712
Inventories                                                 89,264        87,301
Parts & Supplies                                            10,069         9,813
Prepaid expenses                                             6,114         4,204
Future income tax assets                                    10,810        11,349
                                                           -------       -------
                                                           225,394       213,499
                                                           =======       =======

Capital assets & construction in progress                  374,753       351,722
Other assets                                                10,636        31,899
Goodwill, at amortized cost                                234,257       217,886
                                                           -------       -------
                                                           845,040       815,006
                                                           =======       =======

                        LIABILITIES
Current liabilities
Bank indebtedness                                          127,333        53,920
Accounts payable and accrued liabilities                    79,811        88,563
Installments on long-term debt                               9,532         2,079
                                                           -------       -------
                                                           216,676       144,562
                                                           =======       =======

Long-term debt                                             276,684       336,015
Other liabilities                                            4,500        14,708
Future income tax liabilities                               37,538        37,718
                                                           -------       -------
                                                           535,398       533,003
                                                           =======       =======

                    SHAREHOLDERS' EQUITY
Capital stock and share purchase warrants                  186,908      185,091
Retained earnings                                          116,966       88,422
Accumulated foreign currency translation adjustments         5,768        8,490
                                                           -------      -------
                                                           309,642      282,003
                                                           -------      -------
                                                           845,040      815,006
                                                           =======      =======